Matav – Cable System Media Ltd.
42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134, Israel
Tel: +972-9-8602221, Fax: +972-9-8602282

January 9, 2006

Via EDGAR & FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Matav – Cable System Media Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File No. 0-28556

Dear Mr. Spirgel:

        Matav – Cable System Media Ltd. (the “Company” or “we”) is submitting this letter further to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for fiscal year ended December 31, 2004 and further to the Company’s supplemental response letter to the Commission, dated November 24, 2005.

        In the Comment Letter, you requested to receive the Company’s responses thereto within 10 business days, i.e., until January 9, 2006. While we are about to complete the response, we still requires some additional input in order to provide the Staff with an appropriate and accurate response to the Comment Letter.

        Accordingly, we kindly ask the Staff to postpone the due date for the Company’s response to the Comment Letter to January 17, 2006.

        Please do not hesitate to contact me at 972 (9) 860-2221 or Ido Zemach, Adv., of Goldfarb, Levy, Eran & Co., our Israeli outside counsel, at 972 (3) 608-9989 with any questions or comments you may have.

Very truly yours, /s/ Tal Peres —————————————— Tal Peres, CFO Matav – Cable System Media Ltd. E-mail: tal.peres@matav.co.il